

SECU. 10025884 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 065778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 2 2010

Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shareholders Service Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9845 Erma Road   Suite 312
(No. and Street)

San Diego   California   92131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mangan   (858) 530-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accoutants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
(Address)   (City)   (State)   Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Peter Mangan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Shareholders Services Group, Inc._____, as of _____December 31,_____2009,_____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of _C a l, f-o r n i ç_
County of _Sa n D i e G o_
Subscribed and sworn to (or affirmed) before me
on this 21 day of _Jan_, 20 | 0
by _Peter MANGAN_
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Susan Sommers
Notary Public

[signature]
Signature

President & CEO
Title

SUSAN SOMMERS
COMM. #1807740
Notary Public · California
San Diego County
Comm. Expires Aug 17, 2012

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Shareholders Service Group, Inc.:

We have audited the accompanying statement of financial condition of Shareholders Service Group, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shareholders Service Group, Inc. as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE

Shareholders Service Group, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	448,926
Deposit with clearing organization		100,000
Accounts receivable		3,300
Marketable securities, at market value		14,234
Receivable from related party		691
Property and equipment, net		16,289
Investment in affiliate		1,000
Prepaid expense		12,728
Deposits		4,068
Total assets	$	601,236

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	24,978
Payable to shareholders		1,248
Due to broker		12,580
Payroll taxes payable		79,188
Total liabilities		117,994

Commitments and contingencies

Stockholders' equity

Common stock, $1 par value, 1,000,000 shares authorized,		
165,398 shares issued and outstanding		161,375
Additional paid-in capital		290,968
Retained earnings		30,899
Total stockholders' equity		483,242
Total liabilities and stockholders' equity	$	601,236

The accompanying notes are an integral part of these financial statements.

-1-

Shareholders Service Group, Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenues

Commissions	$	2,376,249
Interst income		10,296
Other income		227,147
Net investment gains (losses)		14,391
Total revenues		2,628,083

Expenses

Employee compensation and benefits	2,254,234
Communications	9,715
Occupancy	46,467
Other operating expenses	270,042
Total expenses	2,580,458
Net income (loss) before income tax provision	47,625

Income tax provision		800
Net income (loss)	$	46,825

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at December 31, 2008	$ 161,375	$ 280,968	$ (15,926)	$ 426,417
Proceeds from paid-in capital	-	10,000	-	10,000
Net income (loss)	-	-	46,825	46,825
Balance at December 31, 2009	$ 161,375	$ 290,968	$ 30,899	$ 483,242

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:

Net income (loss)			$ 46,825
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense		$ 44,724	
(Increase) decrease in assets:			
Accounts receivable		9,146	
Marketable securities, at market value		(8,161)	
Receivable from related party		477	
Investment in affiliate		(1,000)	
Prepaid expense		663	
Deposits		(164)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		(6,871)	
Payable to shareholders		1,248	
Employee compensation and benefits payable		(56,469)	
Due to broker		12,580	
Payroll taxes payable		79,188	
Total adjustments			75,361
Net cash and cash equivalents provided by (used in) operating activities			122,186
Cash flow from investing activities			
Purchase of property and equipment		(29,785)	
Net cash and cash equivalents provided by (used in) investing activities			(29,785)
Cash flow from financing activities:			
Proceeds from contribution of additional paid-in capital		10,000	
Net cash and cash equivalents provided by (used in) financing activities			10,000
Net increase (decrease) in cash and cash equivalents			102,401
Cash and cash equivalents at beginning of year			346,525
Cash and cash equivalents at end of year			$ 448,926

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shareholders Service Group, Inc. (the "Company"), was incorporated in the State of California on September 30, 2002. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including mutual fund and variable life insurance. The Company also engages in agency trades of corporate equity securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are reviewed on a trade date basis with related commission income and expenses recorded on a settlement date basis.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Advertising costs are expensed at the time they are incurred.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholders' equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC, A BNY Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Cl.earing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $100,000.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks and mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2009 these securities are carried at their fair market value of $14,234. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment gains of $14,391.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture & fixtures	$	104,253	7
Equipment		4,324	5
		108,577	
Less: accumulated depreciation		(92,288)	
Property and equipment, net	$	16,289	

Depreciation expense for the year ended December 31, 2009, was $44,724.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California minimum franchise tax of $800.

Note 6: INVESTMENT IN AFFILIATE

At December 31, 2009, the Statement of Financial Condition reflects an Investment in Affiliated Company of $1,000. This represents the capital contribution made to establish an insurance subsidiary for the purpose of selling and servicing specific insurance products, utilizing a separate set of state insurance licenses. The Company has subsequently decided to terminate the subsidiary and maintain those licenses, and offer the same insurance products, through Shareholders Service Group, Inc.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into a non-cancelable lease for office space. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Year Ending December 31,		
2010	$	42,187
2011		43,875
2012		45,630
2013		31,220
2014 & thereafter		-
	$	162,912

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46R	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $438,648 which was $338,648 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($117,994) to net capital was 0.27 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $274 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 438,922
Adjustments:		
Haircuts & undue concentration	$ (274)	
Total adjustments		(274)
Net capital per audited statements		$ 438,648

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital

Common stock	$	161,375		
Additional paid-in capital		290,968		
Retained earnings		30,899		
Total stockholders' equity			$	483,242
Less: Non-allowable assets				
Accounts receivable		(3,300)		
Receivable from related party		(691)		
Property and equipment, net		(16,289)		
Petty cash		(60)		
Accrued interest		(276)		
Investment in affiliate		(1,000)		
Prepaid expense		(12,728)		
Deposits		(4,068)		
Total non-allowable assets				(38,412)
Net capital before haircuts				444,830
Less: Haircuts and undue concentration				
Haircut on marketable securities		(2,135)		
Haircut on CDs		(1,216)		
Haircut on money markets		(2,557)		
Undue concentration		(274)		
Total haircuts & undue concentration				(6,182)
Net Capital				438,648

Computation of net capital requirements

Minimum net capital requirements

6 2/3 of net aggregate indebtedness	$	7,866		
Minimum dollar net capital required	$	100,000		
Net capital required (greater of above)				(100,000)
Excess net capital			$	338,648

Ratio of aggregate indebtedness to net capital	0.27 : 1

There was a difference of $274 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 11.

See independent auditor's report

Shareholders Service Group, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Shareholders Service Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Shareholders Service Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



Board of Directors
Shareholders Service Group, Inc.:

In planning and performing our audit of the financial statements of Shareholders Service Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

Shareholders Service Group, Inc.

Report on the SPIC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Shareholders Service Group, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Shareholders Service Group, Inc. ("the Company") for the year ended December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Shareholders Service Group, Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

Shareholders Service Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 1,576
SIPC-4 general assessment Payment made on January 27, 2009	(150)
SIPC-7T general assessment Payment made on July 30, 2009	(700)
Total assessment balance (overpaymment carried forward)	$ 726



SEC
Mail Processing
Section

FEB 22 2010

Washington, DC
104

Shareholders Service Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009